December 5, 2012

BY EDGAR AND COURIER

Mr. Craig E. Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	William Lyon Homes

Registration Statement on Form S-1

Filed on August 10, 2012

File No. 333-183249

Dear Mr. Slivka:

On behalf of William Lyon Homes (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated September 6, 2012, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-183249) (the “Registration Statement”). An electronic version of Amendment No. 1 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. Please note that the page numbers included within the underlined section references of the Staff’s original comments have been updated to correspond to Amendment No. 1. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Explanatory Note Regarding Recent Senior Notes Offering and Debt Refinancing

As previously disclosed on the Company’s Current Report on Form 8-K filed November 8, 2012, on November 8, 2012, William Lyon Homes, Inc. (“California Lyon”), a wholly-owned subsidiary of the Company, completed its offering of 8.5% Senior Notes due 2020 (the “New Notes”), in an aggregate principal amount of $325 million. The Company used the net proceeds from the sale of the New Notes, together with cash on hand, to refinance the Company’s (i) $235 million 10.25% Senior Secured Term Loan due 2015 (the “Term Loan”), (ii) approximately $76 million in aggregate principal amount of 12% Senior Subordinated Secured Notes due 2017 (the “Old Notes”), (iii) approximately $11 million in principal amount of project related debt, and (iv) to pay accrued and unpaid interest thereon.

On October 25, 2012, in conjunction with its offering of the New Notes, California Lyon commenced a tender offer and consent solicitation for any and all of its Old Notes (the “Tender Offer”). On November 8, 2012, California Lyon announced the early settlement of the Tender

Mr. Craig E. Slivka

December 5, 2012

Offer. As of November 8, 2012, holders of approximately 76% of the Old Notes had tendered such notes and submitted consents to the proposed amendments to the indenture governing such Old Notes. Payment for the Old Notes accepted for purchase, including accrued and unpaid interest thereon, was made on the early settlement date of November 8, 2012. The Old Notes that remain outstanding following the expiration of the Tender Offer on November 23, 2012 will be redeemed on December 10, 2012. Upon redemption in full of the remaining Old Notes, such Old Notes will no longer be “registrable securities” under the Company’s Second Lien Notes Registration Rights Agreement, dated February 25, 2012. Consequently, the Company has removed the Old Notes from the Registration Statement and certain comments noted below related to the Old Notes and the fully paid off Term Loan are no longer applicable.

With respect to the calculation of the registration fee, the removal of $91,433,103 in Old Notes from the Registration Statement has resulted in a registration fee credit of $10,479. The amount of the registration fee for the additional Class A Common Stock and Convertible Preferred Stock included in Amendment No. 1 is $4,092. In addition, the Company has recalculated the fee for the Convertible Preferred Stock included with the Registration Statement filed on August 10, 2012, by using a proposed maximum offering price per share of $1.15, as opposed to the amount previously used of $0.77. Upon further review, the Company has determined that $1.15 is a more accurate bona fide estimate of the proposed maximum offering price per share of the Convertible Preferred Stock both at the time of the original filing and as of the date of Amendment No. 1. This recalculation results in a fee increase of $5,721. In accordance with the SEC Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations, Section B–Securities Act Rules, Interpretation 101, the Company is using its $10,479 fee credit to satisfy in full the payment of the additional fees described above.

General

1.	Please include a pro forma statement of operations for the latest fiscal year and most recent interim period to reflect the impact of adopting fresh start accounting. Refer to Rule 11(a)(8) of Regulation S-X. Ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

Response: In response to the Staff’s comment, the Company has included on page 9 a pro forma statement of operations for the latest fiscal year to reflect the impact of adopting fresh start accounting. Since the adoption of fresh start accounting occurred during the three months ended March 31, 2012, the Company did not prepare a pro forma statement of operations for the period from January 1 through February 24, 2012. However, the statement of operations for the most recent interim periods, including the three months ended September 30, 2012 and the period from February 25 through September 30, 2012, reflect the impact of adopting fresh start accounting and is included in the unaudited financial statements.

2.	Throughout the prospectus you refer to the fact that you engaged a third-party valuation firm. Supplementally, please tell us what consideration you gave to the applicability of the requirements of Securities Act Rule 436. Please also refer to Securities Act Rules Question 233.02 of the Division’s Compliance and Disclosure Interpretations for further guidance.

Response: The Company respectfully refers the Staff to Question 141.02 of the Staff’s Compliance and Disclosure Interpretations (the “C&DI”) of the Securities Act of 1933 (“Securities Act”). The C&DI provides that the consent requirement in Section 7(a) of the Securities Act applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure.

As described in the Registration Statement, the Company engaged a third party valuation firm to assist with its analysis of the fair value of the entity in connection with its reorganization effort. The Company also engaged a third party valuation and financial advisory services firm to advise it as to the reasonableness of the sales price in a 2007 land sales transaction. A third-party valuation firm was also consulted to assist in land valuation for several of the Company’s future development projects.

Mr. Craig E. Slivka

December 5, 2012

In none of the instances described above did the Company summarize in detail or include the third party valuation firm’s reports, valuations or opinions in the Registration Statement, and no statements, findings, or calculations disclosed in the Registration Statement are specifically attributed to the third party valuation firm. Accordingly, the Company respectfully submits that it does not deem the third party valuation firms mentioned in its Registration Statement “experts” as defined in Item 509 of Regulation S-K for purposes of Rule 436(b) of the Securities Act since the third party valuation firms did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement. Therefore, the Company respectfully submits that no consents of such third party valuation firms should be required.

3.	We note on the cover page, and elsewhere in your prospectus, that there is currently no public market for your capital stock. However, we note that you state that the securities may be sold at prevailing market prices at the time of sale. The disclosure relating to a prevailing market price is improper until such a market develops in the United States. Please provide a fixed price until such time as a market for the securities develops in the United States. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

Response: The Company respectfully submits that the disclosures in the prospectus relating to a prevailing market price are proper given that the prospectus registers for future resale certain securities held by the selling stockholders. It is not possible for the Company at this time to supply a meaningful and accurate price range for future transfers of securities to which the Company will not be a party. Stockholders are free to sell the registered securities at any price they determine. However, in the Registration Rights Agreements for each of the registered securities, we agreed to use commercially reasonable efforts to list the securities on an automated interdealer quotation system. We expect that the Company’s securities will be quoted over the counter on the OTC Bulletin Board shortly after the effective date of the registration statement, and price information will be publicly available after that time.

4.	We note that you have not filed your Forms 10-Q for the Periods Ended September 30, 2011 and March 31, 2012 and your Form 10-K for the Fiscal Year Ended December 31, 2011. Please tell us supplementally the basis for not filing these periodic reports.

Response: The Company advises the Staff that during the time periods covered by the periodic reports referred to above, the Company was a so-called “voluntary filer” in that it filed Exchange Act reports in order to comply with certain customary reporting covenants that were contained in indentures governing the Company’s prepetition senior notes. When the Company’s Form 10-Q for the period ended September 30, 2011 was due, the Company was in default of each of these indentures and was working with its prepetition noteholders to negotiate a final debt restructuring plan. Because the Company was already in default of its prepetition indentures, the Company did not file the referenced periodic report. Under the terms of the plan, the Company was not required to file Form 10-Q for the period ended March 31, 2012 or Form 10-K for the fiscal period ended December 31, 2011.

Mr. Craig E. Slivka

December 5, 2012

5.	Please file all exhibits, including the legal opinion, with your next amendment or as soon as possible. Please understand that we will need adequate time to review these materials.

Response: The Company advises the Staff that it is filing as an exhibit to Amendment No. 1 a form of the legal opinion and consent of Latham & Watkins LLP, with such final opinion to be filed with a subsequent pre-effective amendment to the Registration Statement. The Company further advises the Staff that it will file all other exhibits as soon as practicable and acknowledges that the Staff may have further comments upon examination of these exhibits.

Prospectus Cover Page

6.	Please revise to include the guarantees since they constitute a separate security being offered by the selling securityholders.

Response: The Company advises the Staff that this comment is no longer applicable per the explanatory note above.

7.	Please revise your cover page to present the information required by Item 501(b) of Regulation S-K clearly and concisely. The current cover page is overly detailed and does not present the information about the offering clearly for investors. Please also clarify the amount of securities that are being offered pursuant to the registration statement.

Response: The Company has revised the cover page to present the information required by Item 501(b) of Regulation S-K in a more clear and concise manner.

Table of Contents

8.	Please remove the sentence in the paragraph above the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: The Company respectfully submits that after further review of the disclosure referred to above, the Company does not believe a statement to investors that the information in the prospectus is accurate as of the date of the prospectus suggests to investors that the Company is not responsible for omissions of material facts necessary to make its statements not misleading at the time of sale or contract of sale, as the Company acknowledges its obligations to update the prospectus when required during the period of its use. The Company believes it may in fact mislead investors to exclude this statement as such an omission could lead investors to believe that information included in the prospectus, for which there is no duty to update, is current and accurate as of a date following the date of the prospectus. Accordingly, the Company believes a potential investor receiving the prospectus after the initial date of the prospectus should be affirmatively advised that the prospectus is current only as of its date. To the extent the Company is obligated to update the prospectus, it intends to do so as required during the period of its use.

Mr. Craig E. Slivka

December 5, 2012

Prospectus Summary, page 1

General

9.	Please include a section in the Prospectus Summary describing the holders of the equity and debt issued in connection with the Plan. In particular, please [sic] the holders for each February 25, 2012 issuance of securities. Please also clearly state that General William Lyon and William H. Lyon own 100% of the Class B Common Stock (including disclosure relating to the Class B Warrant) and that Luxor Capital Group LP owns 39% of the Class A Common Stock, 96% of the Class C Common Stock and 95% of the Convertible Preferred Stock.

Response: The Company has revised page 2 to include a section that describes the holders of the equity and debt issued in connection with the Plan.

10.	Please disclose the amount of consideration received for the 3,144,000 shares of Class C Common Stock issued to “certain selling securityholders.”

Response: The Company has revised page 2 to explain that the 3,144,000 shares of Class C Common Stock were issued to entities affiliated with Luxor Capital Group LP as a transaction fee in consideration for providing the backstop commitment of the offering of shares of Class C Common Stock and shares of Convertible Preferred Stock in connection with the Plan.

11.	Please describe the total number of outstanding shares of the company and the percent of total voting power held by the significant shareholders, such as General William Lyon, William H. Lyon and Luxor Capital Group LP. Please also clearly state that the Class B Common Stock is entitled to two votes per share.

Response: The Company has revised page 2 to include the security holdings and total voting power of General William Lyon, William H. Lyon, Luxor Capital Group LP, Colony Capital, LLC and Paulson & Co. Inc. The Company has also revised page 2 to state that the Class B Common Stock is entitled to two votes per share, which the Company factored in to the calculations of total voting power included throughout the Registration Statement.

12.	Please include a diagram of your corporate structure, including showing the ownership of significant securityholders.

Response: In response to the Staff’s comment, the Company has included a diagram of its corporate structure that provides the ownership of its significant stockholders.

Mr. Craig E. Slivka

December 5, 2012

Recent Events, page 2

13.	Please file any material agreements with Colony Capital, LLC relating to your purchase of real property and the issuance of Class A Common Stock as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company is filing as exhibit number 10.21 to Amendment No. 1 the Purchase and Sale Agreement and Joint Escrow Instructions by and among Colfin WLH Land Acquisitions, LLC, William Lyon Homes, Inc. and William Lyon Homes, which governed the purchase of real property and issuance of Class A Common Stock to Colony Capital, LLC.

Risks Affecting the Company, page 3

14.	Please disclose in this section the total outstanding principal amount of your debt.

Response: In response to the Staff’s comment, the Company has disclosed the total outstanding principal amount of its debt in this section.

The Offering, page 4

Offering of Capital Stock, page 6

15.	Please disclose what the “Conversion Date” will be for conversion of the Class B Common Stock to Class A Common Stock and for the automatic conversion of the Convertible Preferred Stock.

Response: The Company respectfully submits that the “Summary Description of Capital Stock” section of the Prospectus Summary explains that the holders of Class B Common Stock and Convertible Preferred Stock may elect at any time to convert any or all of their shares into Class A Common Stock or Class C Common Stock, as applicable. The section further explains that upon the occurrence of the Conversion Date (as defined therein), (i) each share of Class B Common Stock will automatically convert into one share of Class A Common Stock, if a majority of the shares of Class B Common Stock then outstanding vote in favor of such conversion, and (ii) each share of Convertible Preferred Stock will automatically convert into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by the then applicable conversion ratio. Lastly, if, at any time (whether before, on or after the Conversion Date), any share of Class B Common Stock is not owned, beneficially or of record, by either General William Lyon or William H. Lyon, their siblings, spouses and lineal descendants, any entities wholly owned by one or more of the foregoing persons, or any trusts or other estate planning vehicles for the benefit of any of the foregoing, then such share of Class B Common Stock will automatically convert into one share of Class A Common Stock.

Mr. Craig E. Slivka

December 5, 2012

Because the conversion of the Class B Common Stock and the Convertible Preferred Stock is contingent upon the timing of events which cannot be predicted at this time, the Company is not able to provide a date upon which such conversions will take place.

Offering of the Notes, page 6

16.	Please disclose that the notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor and that each guarantor subsidiary is 100% owned by William Lyon Homes. Please include this in your Summary section as well and elsewhere that you discuss the guarantors of the Notes. We note the disclosure elsewhere in the prospectus.

Response: The Company advises the Staff that this comment is no longer applicable per the explanatory note above.

Release of Collateral, page 6

17.	Please include a complete description of the release provisions applicable to the Notes in the discussion of the Notes in the Business section and under the heading “Release of Collateral” on page 131.

Response: The Company advises the Staff that this comment is no longer applicable per the explanatory note above.

Risk Factors, page 11

Risks Related to Our Indebtedness, page 17

The Company’s high level of indebtedness could adversely affect its financial condition . . . , page 17

18.	Please disclose your annual debt service obligation in this risk factor.

Response: In response to the Staff’s comment, the Company has disclosed its annual debt service obligation in this risk factor.

Potential future downgrades of our credit ratings . . . , page 18

19.	Please disclose your current corporate credit rating in this risk factor.

Response: In response to the Staff’s comment, the Company has disclosed its current corporate credit ratings per Moody’s and Standard & Poor’s in this risk factor.

Mr. Craig E. Slivka

December 5, 2012

Risks Related to Ownership of Our Capital Stock and this Offering, page 20

Concentration of ownership of the voting power of our capital stock . . ., page 20

20.	Please revise this risk factor to disclose the percentage owned by Luxor Capital Group LP. Please also discuss the risks related to the significant ownership interest held by General William Lyon and William H. Lyon, including disclosing the ownership interest and superior voting power held by these securityholders. Please also discuss any significant arrangements with the securityholders, such as their ability to appoint members of the Board.

Response: The Company has revised page 20 to disclose the ownership interest held by Luxor Capital Group LP, the risks of the significant ownership interest and superior voting power held by General William Lyon and William H. Lyon, and the ability of each to appoint members of the Board.

Other Risks, page 25

Our emergence from Chapter 11 proceedings may limit our ability to offset future U.S. taxable income . . ., page 25

21.	Please disclose the annual limitation that will apply to your ability to offset future U.S. taxable income.

Response: In response to the Staff’s comment, the Company has disclosed its annual Internal Revenue Code Section 382 limitation of approximately $4 million in this risk factor. The Company has also revised the related disclosures on pages F-88 and F-89 to include the same.

Description of our Business, page 29

General

22.	Please provide the information required by Item 101(e)(4) of Regulation S-K.

Response: The Company has revised its disclosure on page 42 and the “Where You Can Find More Information” section on page 156 to disclose that the Company makes available free of charge through its Internet website, www.lyonhomes.com, reports, proxy statements and other information free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Chapter 11 Reorganization

23.	Please expand your disclosure to discuss the events leading up to your Chapter 11 filing and your decision to file for bankruptcy. Please also include a discussion of the

Mr. Craig E. Slivka

December 5, 2012

material terms of the plan of reorganization, the proceeds of the cash received from the issuance of the common stock and notes, and the principal amount of outstanding debt both before and after the reorganization.

Response: The Company has revised page 29 to expand the disclosure regarding the events leading up to the Company’s Chapter 11 filings and to include the principal amount of outstanding debt both before and after the reorganization. The Company respectfully submits to the Staff that the disclosure under the section “Chapter 11 Reorganization” on page 29 details the material terms of the plan of reorganization and the proceeds of the cash received from the issuance of equity and debt in connection with the reorganization.

24.	Please describe the holders of the equity and debt issued in connection with the plan, including the previous relationships with such holders, the involvement of such holders in the reorganization, and the significant ownership percentages held by such holders.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 29 to include a description of the principal holders of the equity and debt issued in connection with the plan, including such holders’ previous relationships with the Company, their involvement in the reorganization, and their respective ownership percentages.

Selected Historical Consolidated Financial Data, page 43

25.	Please revise your financial data to include earning per share information for your successor statement of operations. Refer to Instruction 2 to Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included earnings per share for its successor statement of operations included within the Selected Historical Consolidated Financial Data beginning on page 43.

Management’s Discussion and Analysis of Financial Condition and Results. . . , page 47

Results of Operations, page 49

26.	On page 51, you indicate that gross margins percentage, sales and marketing expense, general and administrative expense and net (loss) income are affected by the fresh start accounting. As such, please do not present or discuss the combined results of your predecessors and the successor. It is appropriate to discuss the separate historical results of each of your predecessor and the successor. Please revise your MD&A accordingly.

Mr. Craig E. Slivka

December 5, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 47 to separate the discussion of results for each of the predecessor and the successor. Additionally, the Company has removed the presentation and discussion of combined results for items that are affected by fresh start accounting.

27.	Please revise this section to begin each of your period-to-period discussions with a general overview of the revenues from home sales for each of the periods so that an investor is provided some context for the remainder of the analysis provided in the results of operations.

Response: In response to the Staff’s comment, the Company has revised this section to begin each of its period-to-period discussions with a general overview of the revenues from home sales for each of the periods.

28.	Please revise your discussion to explain the specific factors or business reasons leading to significant changes in your various line items, and analyze and quantify the reasons underlying such changes where the reasons are material and determinable. We note, for example, that there was a significant increase in new home orders and backlog in Arizona during the period ended March 31, 2012, but the reasons for such increases are not discussed. In particular, it is not clear if this significant increase is consistent with general industry demand in the region, or is due to other business reasons. Comments three and four of our letter dated January 20, 2012 relating to the review of your Form 10-K for the Fiscal Year Ended December 31, 2010 raise similar issues, however it does not appear that you have revised your Results of Operation to address these comments. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the referenced discussion to analyze the specific factors and/or business reasons leading to significant changes in its various line items.

29.	We note that certain of the fluctuations in your period-to-period results are due to changes in product mix. For example, we note that the average sales price of homes closed in the first quarter of 2012 was affected by a change in product mix from higher to lower priced homes. We note similar disclosure in your discussion of backlog on page 63 and average sales price on page 74. Please revise your disclosure to identify the reasons for the changes in product mix, such as whether the company has redirected its focus or instead whether the change, such as the lower priced homes, is a product of demand and reflection of lower housing prices in general.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to identify the specific reasons for the changes in product mix.

Mr. Craig E. Slivka

December 5, 2012

Comparison of Years Ended December 31, 2011 and 2010, page 68

Impairment Loss on Real Estate Assets, page 73

30.	On page 67, you discuss the details of impairment loss related to land under development and homes completed and under construction incurred and impairment loss related to land held for future development or sold during the year ended December 31, 2010. Please revise your disclosure to provide similar detailed disclosures for the year ended December 31, 2011.

Response: In response to the Staff’s comment, the Company has revised the discussion of the details of impairment loss related to land under development and homes completed and under construction incurred and impairment loss related to land held for future development or sold during the year ended December 31, 2011 to be consistent with the analogous disclosure for the period ended December 31, 2010.

Sales and Marketing Expenses, page 74

General and Administrative Expenses, page 75

31.	Please revise your MD&A discussion to include a discussion of sales and marketing expenses and general and administrative expenses as a percentage of revenues.

Response: In response to the Staff’s comment, the Company has revised its MD&A discussion to include discussions of sales and marketing expenses and general and administrative expenses as a percentage of revenues.

Financial Condition and Liquidity, page 86

Cash Flows - Comparison of Nine Months Ended September 30, 2012 to…., page 93

Cash Flows - Comparison of Years Ended December 31, 2011 and 2010, page 94

Cash Flows - Comparison of Years Ended December 31, 2010 and 2009, page 94

32.	In your discussions of operating cash flows for all periods presented, you have listed the components that impacted your cash flows from operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, real estate inventories-owned, other assets, accounts payable and accrued expenses. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Mr. Craig E. Slivka

December 5, 2012

Response: In response to the Staff’s comment. the Company has expanded its disclosure to discuss the underlying reasons for changes in its operating cash flows for all periods presented.

Management and Directors, page 102

Board of Directors, page 106

33.	In your discussion of the right of certain holders of common stock to appoint or elect directors, please disclose the majority holders of each class of securities. For example, please disclose that General William Lyon and William H. Lyon own 100% of the Class B Common Stock. Please also note that you have not issued any shares of Class D Common Stock.

Response: In response to the Staff’s comment, the Company has revised page 107 to include disclosure regarding the majority holders of each class of securities, including shares of the Company’s Class D Common Stock that were issued on October 1, 2012, subject to approval by the Company’s shareholders of the Company’s 2012 Equity Incentive Plan, which approval was obtained on October 10, 2012.

Executive Compensation, page 115

34.	Please revise your disclosure to discuss whether the Compensation Committee considered the company’s financial condition and the eventual Chapter 11 filing in setting the compensation for the named executive officers for 2011.

Response: The Company advises the Staff that it has revised page 115 to provide disclosure regarding the Compensation Committee’s consideration of the company’s financial condition in its determination of 2011 compensation levels, noting that the Company had not filed for Chapter 11 restructuring at the time the Compensation Committee determined salary and bonus levels for 2011.

Mr. Craig E. Slivka

December 5, 2012

Compensation Philosophy and Objectives, page 115

35.	We note your disclosure that the Compensation Committee “consults with outside independent compensation consultants as it deems appropriate” and that it considers “publicly available information on the executive compensation of other major homebuilders.” Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. If you did not engage in benchmarking, please explain how the executive compensation of other homebuilders was used to set compensation amounts. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response: The Company advises the Staff that it has revised page 115 to clarify that the executive compensation of other major homebuilders is merely one factor in the Compensation Committee’s subjective approach to setting compensation levels and that the Company has not engaged in benchmarking.

Elements of Compensation, page 116

Annual Bonuses, page 116

36.	We note that residential home closings were used as the performance measure to determine payouts pursuant to the 2011 Key Employee Bonus Program. Please disclose the actual performance measures used for each of the NEOs. Please also disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. See Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company advises the Staff that it has revised pages 116 and 117 to add the requested disclosure regarding performance targets and actual results.

Mr. Craig E. Slivka

December 5, 2012

37.	Please file a copy of the 2011 Key Employee Bonus Program as an exhibit to the registration statement.

Response: The Company advises the Staff that it has revised the exhibit list to incorporate by reference the 2011 Key Employee Bonus Program, which was filed as Exhibit B to Exhibit 10.1 to the Company’s Current Report filed on Form 8-K on July 8, 2011.

Project Completion Bonus Plan, page 117

38.	We note that certain named executive officers are entitled to receive a bonus equal to a percentage of the net profits of “certain” completed projects. Please disclose the types of projects that are used to determine the bonus for each eligible NEO, such as whether it is based on projects completed in a particular region, or certain other criteria.

Response: The Company advises the Staff that it has revised page 117 to provide additional detail regarding the projects covered by the Project Completion Bonus Plan.

Employment Agreements and Severance Benefits, page 119

39.	Please file the employment agreements with Mssrs. Zaist, Severn and Doyle as exhibits to the registration statement.

Response: The Company advises the Staff that it has revised the exhibit list to incorporate by reference the form of employment agreement entered into with Messrs. Zaist, Severn and Doyle, effective July 1, 2011, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 8, 2011. The Company has also included in Amendment No. 1 a description of the new employment agreements entered into with Messrs. Zaist, Severn and Doyle in October 2012 that replace their prior employment agreements and has included as an exhibit to the Registration Statement the form of employment agreement with such executives.

Compensation Decisions in 2012

40.	Please include a summary of the material terms of the employment agreements with General William Lyon and William H. Lyon in this section.

Response: The Company advises the Staff that it has revised pages 119 and 120 to include a summary of the material terms of the employment agreements with General William Lyon and William H. Lyon.

Grants of Plan-Based Awards, page 123

41.	We note your disclosure that no equity awards were granted during 2011. Please note that the Grants of Plan-Based Awards Table also covers non-equity incentive plan awards, such as payouts under the Key Employee Bonus Program and the Project Completion Bonus Plan. See Item 402(d) of Regulation S-K. Please revise your disclosure to include the Grants of Plan-Based Awards Table.

Response: The Company advises the Staff that it has revised page 123 to include the required disclosure.

Mr. Craig E. Slivka

December 5, 2012

Potential Payments Upon Termination or Change-In-Control, page 123

42.	We note that your disclosure covers termination by the company or resignation by the NEO. Please clarify whether the disclosure covers all payments that would be made for any termination, including, without limitation, a change in control. See Item 402(j) of Regulation S-K.

Response: The Company advises the Staff that it has revised pages 123 and 124 to clarify that termination payments will be made to the executive in the event of the executive’s resignation for good reason (which includes a change of control).

Security Ownership of Certain Beneficial Owners and Management, page 128

43.	Please disclose the total number of shares of each class that are outstanding, and the total number of shares used to determine the percent of total voting power held by each of the listed securityholders.

Response: The Company has revised footnote 3 to the “Security Ownership of Certain Beneficial Owners and Management” table on page 129 to include the requested information.

Certain Relationships and Related Party Transactions, page 131

Transactions with Certain Beneficial Owners, page 132

44.	Please disclose the total consideration paid by Luxor Capital Group LP for the shares issued on February 22, 2012.

Response: The Company has disclosed the total consideration paid by Luxor Capital Group LP for the shares issued on February 22, 2012.

Selling Securityholders, page 136

45.	We note your statement that information regarding the selling securityholders will be set forth in an amendment to the registration statement or by prospectus supplement. However, it does not appear that you are eligible to omit such information in reliance on Rule 430B of Regulation C. Accordingly, please include the required disclosure about the selling securityholders, including the information required by Item 507 of Regulation S-K, in an amendment to your registration statement.

Mr. Craig E. Slivka

December 5, 2012

Response: The Company respectfully advises the Staff that it will include the required disclosure about the selling stockholders, including the information required by Item 507 of Regulation S-K, as soon as practicable in a subsequent pre-effective amendment to the Registration Statement.

Description of Capital Stock, page 137

Registration Rights Agreements, page 142

46.	Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your notes. Refer to FASB ASC 825-20-50-1.

Response: The Company has supplemented the disclosure on page 142 to explain that the registration rights agreements do not provide for any cash penalties, liquidated damages or other specific penalties resulting from delays in registering the securities.

Financial Statements

General

47.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Response: In response to the Staff’s comment, the Company has updated the financial information provided pursuant to the requirements of Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

48.	Please revise your stockholders’ equity section to adequately label your subtotal related to William Lyon Homes (i.e. parent’s) equity, total equity and total liabilities and equity. Please also revise your consolidated Statements of Equity (Deficit) accordingly. Refer to ASC 810-10-45-16, 810-10-55-4I and 810-10-55-4L for guidance.

Response: In response to the Staff’s comment, the Company has revised the stockholders’ equity section of the Consolidated Balance Sheets to adequately label the subtotals related to William Lyon Homes (i.e. parent’s) equity, total equity and total liabilities and equity of William Lyon Homes. The Company has also revised the Statements of Equity to adequately label amounts related to William Lyon Homes.

Mr. Craig E. Slivka

December 5, 2012

Consolidated Statements of Cash Flows, page F-6

49.	Please separately present the impact of reorganization items on your statements of cash flows for the year ended December 31, 2011, as applicable. Refer to ASC 852-10-45-13.

Response: In response to the Staff’s comment, the Company has separately presented the impact of reorganization items on its Consolidated Statements of Cash Flows for the year ended December 31, 2011, as applicable.

Note 2 – Chapter 11 Proceedings and Plans of Management, page F-11

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

50.	Please expand your disclosures to show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. This should include the specific components that are included in the adjustments. This disclosure should also indicate how amounts were recorded related to the principal transactions contemplated by the Plan. For instance, we note that 64,831,831 shares of Convertible Preferred Stock and 12,966,366 shares of Class C Common Stock were issued for $60 million in cash. Please explain how the consideration was allocated to these different equity instruments.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure to show precisely how it arrived at each adjustment amount, which includes a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts, where applicable.

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-16

51.	You disclosed that if it is determined that you are the primary beneficiary of the VIE, the assets, liabilities, and operations of the VIE are consolidated with your financial statements. Please revise your disclosure to include the following:

•

Provide the disclosures required by ASC 810-10-50-5A. Your disclosures should include at a minimum your methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. You disclosed that you consider various factors including but not limited to voting rights, risks involvement in the operations of the VIE, ability to make major decisions, and contractual obligations. Please specifically disclose how these significant involvements are considered in determining whether you are the primary beneficiary; and

Mr. Craig E. Slivka

December 5, 2012

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure to specifically discuss how the Company assesses the VIE using probability weighted cash flows to determine whether the Company is the primary beneficiary.

51.	We note that you have disclosed the carrying amounts and classification of the VIE’s assets and liabilities in the statement of financial position. Please also disclose any qualitative information about the relationship(s) between those assets and liabilities. Refer to ASC 810-10-50-3, ASC 810-10-65-2 or paragraph 26 of ASU 2009-17.

Response: The Company has disclosed additional qualitative information regarding the relationship between the Company and the assets and liabilities of the VIE’s.

Note 6 – Real Estate Inventories and Impairment Loss on Real Estate Assets, page F-21

52.	On page 9, you indicate that you re-set the value of certain land holdings in the early stages of development based on: (i) “as is” development stages of the property instead of a discounted cash flow approach, (ii) relative comparables on similar stage properties that had recently sold, on a per acre basis, and (iii) location of the property, among other factors. Please tell us what consideration you gave to disclosing this methodology here in footnote 6.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 6 on F-21 to include the referenced methodology discussed on page 12 of Amendment No. 1.

Note 7 – Notes Payable and Senior Notes, page F-24

53.	On page F-30, you indicate that you own 100% of all of your guarantor subsidiaries. Please also revise your disclosure here to indicate that all guarantees are full and unconditional and joint and several as required by Rule 3-10(d)(2) and (3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure to indicate that all guarantees are full and unconditional and joint and several.

54.	Please revise to clarify that your condensed consolidating financial statements that you have presented in lieu of guarantor financial statements are audited in accordance with Rule 3-10(d)(4) of Regulation S-X.

Mr. Craig E. Slivka

December 5, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that our condensed consolidating financial statements that have been presented in lieu of guarantor financial statements are audited.

Note 13 – Subsequent Events (Unaudited), page F-48

55.	You disclose that your subsequent events footnote is unaudited. However, on page F-2, we note that your audit report was dated August 9, 2012. We also note that many of the unaudited items in footnote 7 and footnote 13 relate to the new debt that was issued on February 24, 2012. Please advise. Also, please clarify whether the information on page F-29 regarding your 12% senior subordinated secured notes due 2017 is audited or unaudited.

Response: The Company advises the Staff that it has consulted with its external auditors and determined that the referenced sections have been audited and, therefore, the Company has removed the disclosures indicating that certain information was unaudited.

Warrants, page F-50

56.	The second paragraph appears to discuss subsequent events and not warrants. Please revise or advise accordingly. Please also disclose the date through which your subsequent events have been evaluated and disclose whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. Please also revise your disclosure on page F-90 to disclose the actual date through which your subsequent events were evaluated. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has moved the second paragraph on page F-49 relating to subsequent events to the second paragraph of Note 13 (Subsequent Events on page F-48) to provide more clarity. The Company has also revised its disclosure on page F-93 to disclose that the Company’s management has evaluated subsequent events through the date that the consolidated financial statements were issued.

Financial Statements – March 31, 2012

General

57.	Please address the above comments in your interim financial statements as well, as applicable.

Response: In response to the Staff’s comment, the Company has addressed the above comments in its interim financial statements, where applicable, for the period ending September 30, 2012.

Mr. Craig E. Slivka

December 5, 2012

Exhibits

58.	We note that you incorporate the Amended Term Loan, Exhibit 10.13, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next amendment please file the full Amended Term Loan Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response: The Company advises the Staff that, per the explanatory note above, the Company has paid off in full the Amended Term Loan. As such, the Amended Term Loan is no longer a material agreement of the Company and the Company has removed the agreement from the Registration Statement’s exhibit index.

*****

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call Colin T. Severn, Vice President, Chief Financial Officer and Corporate Secretary, at (949) 478-5218.

Sincerely,

/s/ Colin T. Severn
Colin T. Severn

Enclosure

cc:	Michael Treska, Esq.

Latham & Watkins